

Deutsche Bank AG
1 Columbus Circle
New York, NY 10019
Tel 212-250-2500

June 18, 2026

<u>Via Electronic Submission</u>

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

Re: Form SBSE-A/A Filing

To Whom It May Concern:

Kindly note the below "Summary of Changes" that will be also submitted in a separate document in the EDGAR system under the type "Exhibit-99.35":

- Principals Added
    - Marie-Jeanne Deverdun
    - Stefan Hoops

Respectfully,

Tatsiana Forker
Vice President I Head of Swap Dealer and SBSD Compliance